U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition
(Dollars in Thousands)

December 31, 2015

1. Organization

U.S. Bancorp Investments, Inc. (the Company), a wholly owned subsidiary of U.S. Bancorp (Parent), is a broker-dealer that is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides a broad range of services to customers including retail brokerage and investment advisory through its bank branch-based registered representatives and institutional brokerage services consisting of investment banking and securities trading.

In the ordinary course of business, the Company enters into transactions with the Parent and subsidiaries of the Parent. The Company's results might be significantly different if it operated as a stand-alone entity. Affiliated transactions are described in Note 14, "Transactions With Affiliates."

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash

Cash includes cash held at U.S. Bank National Association (USBNA), an affiliate of the Company, as of December 31, 2015, in the amount of $82,646 and cash held at a non-affiliate bank in the amount of $1.

Cash and Securities Segregated in Compliance With Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash in a special reserve bank account at a non-affiliate bank or qualified securities for the exclusive benefit of customers. Funds can be held in cash, reverse repurchase agreements, U.S. Treasury securities, and other qualified securities.

2. Summary of Significant Accounting Policies (continued)

During 2015, the Company used both cash and U.S. Treasury securities to support its Customer Reserve Formula. Included in cash and securities segregated in compliance with federal regulations at December 31, 2015, are $28,079 of cash deposits with a non-affiliate bank and $49,862 of U.S. Treasury securities held at USBNA.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are executed. The counterparties to these agreements typically are primary dealers of U.S. government securities and major financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed and loaned balances result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities-borrowed transactions require the Company to deposit cash or other collateral in excess of the market value of the borrowed securities with the lender. Securities-loaned transactions require the borrower to deposit cash or other collateral with the Company in excess of the market value of the loaned securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Receivables

No allowance has been established for customer or other broker-dealer receivables, as management believes these receivable amounts are fully collectible.

See Note 5, "Receivables From, and Payables to, Customers," and Note 6, "Receivables From and Payables to Brokers, Dealers, and Clearing Organizations," for further information regarding these receivables.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Derivative Transactions

The Company transacts in the derivative market to manage the credit risk related to its corporate bond trading portfolio and the interest rate risk related to its municipal securities trading portfolio. The Company's derivative transactions can include credit default swap indexes and U.S. Treasury futures that are designated as economic hedges. The Company's credit default swap indexes are all executed and outstanding with USBNA as counterparty, and the Company's U.S. Treasury futures are all executed through Credit Suisse as futures commission merchant (FCM). Derivative contracts for credit default swap indexes are reported net in the statement of financial condition as receivables from, or payables to, affiliates at fair value. Derivative contracts for U.S. Treasury futures are reported in the statement of financial condition as receivables from, or payables to, brokers, dealers, and clearing organizations at fair value. Derivative transactions are recorded on a trade-date basis.

As part of the Company's normal bond underwriting activities, the Company may execute extended settlement trades (purchases and sales) to support the business requirements of its customers. Extended settlement trades are those that have settlement days beyond those customary for the respective transaction, typically because the customer prefers to lock in bond prices in advance of the desired bond issuance date. When the Company executes an extended settlement trade with a customer, it enters into offsetting extended settlement trades with investors, therefore economically hedging the market risk created by the extended settlement trades. Extended settlement trades are accounted for as derivatives carried at fair value on a trade-date basis, and are reported in the statement of financial condition as receivables from, or payables to, brokers, dealers, and clearing organizations.

See Note 3, "Derivative Financial Instruments," for further information regarding derivative transactions.

2. Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold, but Not Yet Purchased

All of the Company's securities owned and securities sold, but not yet purchased, are recorded in the statement of financial condition on a trade-date basis at fair value.

See Note 8, "Fair Value," for all securities as of December 31, 2015.

Fixed Assets

Fixed assets are recorded at cost and include office equipment, computer software, and leasehold improvements. Depreciation of office equipment and computer software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the asset's estimated useful life or the life of the lease.

Goodwill and Intangibles

Goodwill is recorded on acquired businesses if the purchase price exceeds the fair value of the net assets acquired. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. Determining the amount of goodwill impairment, if any, includes assessing the current implied fair value of the Company as if it were being acquired in a business combination and comparing it to the carrying amount of the goodwill. No impairment charges were taken during 2015.

During 2014, USBNA purchased the financial advisory business of the Chicago-area branch operations of the Charter One Bank (Charter One) from RBS Citizens Financial Group. Through a separate purchase and assumption agreement, the Company acquired the Charter One financial advisory business from USBNA, which added approximately $7,613 of goodwill and $214 of intangibles.

2. Summary of Significant Accounting Policies (continued)

Other Assets

Included in other assets are cash advances to employees. These advances are made to revenue-producing employees in retail brokerage, typically in connection with their recruitment process, at management's discretion. These advances are based on continued employment and are amortized using the straight-line method over a two- or three-year vesting period.

As a condition of these cash advances, a recovery provision is included in the employment agreement, which requires the employee to pay back all or a portion of the advance to the Company if the employee terminates his or her employment within the vesting period set forth in the agreement.

Some of the employees have terminated and have not yet repaid the amounts due to the Company under the recovery provisions. Upon termination, the Company transfers this balance to a separate account within other assets in the statement of financial condition. The Company actively tries to collect the funds owed to it and establishes an allowance for doubtful accounts based on facts and circumstances, including any amounts greater than 90 days outstanding. The allowance is reviewed monthly by management to determine if any changes are necessary.

See Note 10, "Other Assets," for detail of other assets as of December 31, 2015.

Stock-Based Compensation

As part of its employee compensation programs, the Company's employees participate in the Parent's employee retirement savings plan, pension plan, stock-based compensation plan, and active and postretirement welfare plan. Pension and stock-based compensation expense is allocated to the Company by the Parent based on the Company's pro rata use of these plans. All assets and liabilities of the plans are recorded by the Parent.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the filing of a consolidated federal income tax return with the Parent and its affiliates. The Company also files unitary and separate state income tax returns. Settlements of federal and state payments are made on a regular basis in line with a tax-sharing agreement with the Parent and its affiliates. Deferred taxes that are recorded represent the differences between the financial reporting basis of assets and liabilities and the tax basis of such assets and liabilities.

Please see Note 17, "Income Taxes," for further discussion.

Product Partner Dollars

The Company distributes annuity and mutual fund products for third parties (Product Partners). As part of these arrangements, the Product Partners provide monetary promotional support to the Company to be used for marketing, training, and other sales initiatives (Product Partner Dollars).

Product Partner Dollars are generally based on a contractual fee as a percentage of assets under management, a contractual fee as a percentage of sales, or an agreed-upon annual payment or series of quarterly payments. Amounts related to the contractual fee methods are accrued on a monthly basis and generally collected on a quarterly basis. Amounts related to the annual/quarterly payment method are recognized in the period for which they are earned.

Revenue Recognition

Retail Brokerage – Commission income and related employee compensation are recorded on a trade-date basis. Trailer commission revenue is recorded on an accrual basis. Trailer compensation is recorded on an accrual basis. Individual retirement account fees are recorded on an accrual basis as earned.

Investment Advisory Fees – Investment advisory fees consist of revenues earned on customer assets and are collected in advance on a quarterly basis and are recognized ratably over the quarter. Related employee compensation is recognized ratably over the quarter.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Institutional Brokerage – Gains and losses that arise from securities trading are recorded on a trade-date basis.

Investment Banking – Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as underwriter or agent. Investment banking revenues also include fees earned through the private placement of securities and financial structuring advisory services. Financial structuring fees are recorded on the offering date, private placement fees on the closing date, corporate bond sales concessions on the trade date, municipal sales concessions on the settlement date, and underwriting and management fees at the time the underwriting is completed and the income is reasonably determinable. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

Interest Income and Expense – Interest income and expense are recorded on an accrual basis and primarily relate to the trading portfolio and collateralized securities transactions.

3. Derivative Financial Instruments

The following table provides information on the fair value of the Company's derivative contracts at December 31, 2015:

	Asset Derivatives			**Liability Derivatives**		
	Notional Value	**Fair Value**	**Remaining Maturity in Years**	**Notional Value**	**Fair Value**	**Remaining Maturity in Years**
Credit default swap index contracts	$ 200,000	$ 1,255	0.85	$ 200,000	$ (1,255)	0.81
Extended settlement trades	36,318	126	0.04	36,318	(126)	0.04

At December 31, 2015, the Company had ten credit default swap index derivative contracts outstanding. During the year, the Company entered into no new contracts.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

3. Derivative Financial Instruments (continued)

During the year, the Company entered into no new U.S. Treasury futures derivative contracts and at December 31, 2015, there were no contracts outstanding.

During the year, the Company entered into several extended settlement trades. At December 31, 2015, the Company had two extended settlement trades outstanding.

4. Netting Arrangements for Certain Financial Instruments

The following table provides information on the Company's netting adjustments and items not offset in the statement of financial condition but available for offset in the event of default at December 31, 2015:

	Gross Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments[a]	Collateral Received[b]	
Derivative assets [c]	$ 1,255	$ (1,255)	$ –	$ –	$ –	$ –
Reverse repurchase agreements	102,549	–	102,549	(102,549)	–	–
Securities borrowed	772,346	–	772,346	–	(753,413)	18,933
Total	$ 876,150	$ (1,255)	$ 874,895	$ (102,549)	$ (753,413)	$ 18,933

[a] For reverse repurchase agreements this includes any repurchase agreement payables that could legally be offset in the event of counterparty default.

[b] Includes the fair value of securities received by the Company from the counterparty. These securities are not included in the statement of financial condition unless the counterparty defaults.

[c] Excludes $126 of derivative assets not subject to netting arrangements.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

4. Netting Arrangements for Certain Financial Instruments (continued)

	Gross Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments[a]	Collateral Pledged[b]	
Derivative liabilities[c]	$ 1,255	$ (1,255)	$ –	$ –	$ –	$ –
Repurchase agreements	121,721	–	121,721	(102,549)	(19,001)	(171)
Total	$ 122,976	$ (1,255)	$ 121,721	$ (102,549)	$ (19,001)	$ (171)

[a] For repurchase agreements this includes any reverse repurchase agreement receivables that could legally be offset in the event of counterparty default.

[b] Includes the fair value of securities pledged by the Company to the counterparty. These securities are included in the statement of financial condition unless the Company defaults.

[c] Excludes $126 of derivative liabilities not subject to netting arrangements.

5. Receivables From, and Payables to, Customers

Amounts receivable from customers include:		
Margin accounts	$	24,537
Securities transactions		15,615
Total receivables	$	40,152
Amounts payable to customers include:		
Free customer credits	$	24,864
Securities transactions		10,352
Total payables	$	35,216

Customer securities can be held as collateral for margin loan receivables. Such collateral is not reflected in the statement of financial condition. Margin loan receivables earn interest at floating interest rates.

Payables to customers primarily consist of customer funds pending settlement of securities transactions and customer funds on deposit.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

6. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include:

Clearing receivables	$	125,444
Investment banking receivables		26,398
Cash deposits with clearing organizations		24,770
Retail brokerage receivables		5,285
Securities failed to deliver		1,290
Extended settlement trades		126
Other receivables		502
Total receivables	$	183,815

Payables to brokers, dealers, and clearing organizations include:

Clearing payables	$	84,359
Securities failed to receive		452
Extended settlement trades		126
Other payables		85
Total payables	$	85,022

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on the settlement date. Extended settlement trades represent derivative assets and liabilities from forward contracts. See Note 3, "Derivative Financial Instruments," for further information.

7. Collateralized Securities Transactions

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its

7. Collateralized Securities Transactions (continued)

customers or counterparties. The Company seeks to control this risk by monitoring the market value of collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under agreements to resell, securities borrowed, and margin agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2015, collateral received related to reverse repurchase agreements of $102,361, stock borrowings of $753,413 and client margin securities of $34,353 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company has transferred collateral to others $884,923 in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The following table summarizes the maturities for repurchase agreements by category of collateral pledged at December 31, 2015:

Collateral Pledged	Continuous
U.S. Treasury	$ 121,721

8. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance.

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value.

8. Fair Value (continued)

This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury notes and bonds and exchange-traded equity securities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company did not have any Level 3 assets and liabilities as of December 31, 2015.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the valuation of the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

8. Fair Value (continued)

	Level 1	Level 2	Level 3	Netting[a]	Balance as of December 31, 2015
Assets					
Securities owned:					
U.S. government securities	$ 152,237	$ –	$ –	$ –	$ 152,237
Municipal securities	–	10,638	–	–	10,638
Corporate debt obligations	–	605,570	–	–	605,570
Corporate equities	52	–	–	–	52
Other securities	–	133	–	–	133
Receivables from brokers, dealers, and clearing organizations:					
Derivative extended settlement trades	–	126	–	–	126
Receivables from affiliates:					
Derivative credit contracts receivable	–	1,255	–	(1,255)	–
Cash and securities segregated in compliance with federal regulations:					
Securities owned	49,862	–	–	–	49,862
Total assets measured at fair value on a recurring basis	$ 202,151	$ 617,722	$ –	$ (1,255)	$ 818,618

	Level 1	Level 2	Level 3	Netting[a]	Balance as of December 31, 2015
Liabilities					
Securities sold, but not yet purchased:					
U.S. government securities	$ 118,258	$ 15	$ –	$ –	$ 118,273
Corporate debt obligations	–	644,856	–	–	644,856
Other securities	–	73	–	–	73
Payables to brokers, dealers, and clearing organizations:					
Derivative extended settlement trades	–	126	–	–	126
Payables to affiliates:					
Derivative credit contracts payable	–	1,255	–	(1,255)	–
Total liabilities measured at fair value on a recurring basis	$ 118,258	$ 646,325	$ –	$ (1,255)	$ 763,328

[a] Represents netting of derivative asset and liability balances with the same counterparty subject to master netting agreements.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

8. Fair Value (continued)

Other securities include securities purchased from customers in order to facilitate customer sale requests on an expedited basis and securities positions resulting from trade errors.

Securities borrowed/loaned, repurchase/reverse repurchase agreements, receivable from/payable to brokers, dealers and clearing organizations, receivable from/payable to customers, receivable from/payable to affiliates, and other receivables are not accounted for at fair value but are short-term in nature and, accordingly, are carried at amounts that approximate fair value. These balances are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value and are categorized as Level 2 of the fair value hierarchy for disclosure purposes only.

9. Fixed Assets

At December 31, 2015, the Company's fixed assets were as follows:

Office equipment	$	7,845
Computer software		2,483
Leasehold improvements		429
Total fixed assets		10,757
Less accumulated depreciation and amortization		8,367
Fixed assets, net	$	2,390

10. Other Assets

At December 31, 2015, the Company's other assets were as follows:

Deferred employee cash advances	$	7,306
Accrued interest receivable		7,174
Prepaid expenses		3,165
Other receivables, net of allowance of $3,092		868
Total other assets	$	18,513

(Dollars in Thousands)

11. Other Liabilities and Accrued Expenses

At December 31, 2015, the Company's other liabilities and accrued expenses were as follows:

Accounts payable	$	11,894
Accrued interest expense		6,018
Legal reserve		100
Total other liabilities and accrued expenses	$	18,012

12. Borrowings

The Company has a $250,000 secured borrowing facility with USBNA to be used for discretionary working capital purposes. At December 31, 2015, there were no outstanding borrowings under the facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

In addition, the Company has a $1,000,000 unsecured promissory facility with the Parent to be used for discretionary working capital purposes. At December 31, 2015, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing and is at Parent's discretion.

The Company also has a $300,000 secured promissory facility with USBNA to be used as support for intra-day cash settlements of security underwritings. At December 31, 2015, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

13. Contingencies, Commitments, and Risks

Legal Contingencies

The Company is involved in various pending and potential lawsuits, arbitration proceedings, and regulatory inquiries related to its securities and investment banking business. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Management of the Company believes, based on its current knowledge and consultation with counsel, that the resolution of any various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the financial statements.

13. Contingencies, Commitments, and Risks (continued)

However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters. The Company has established reserves for potential losses that are probable and reasonably estimable.

Other Commitments

In the normal course of business, the Company indemnifies and provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried in the statement of financial condition for these transactions.

Concentration of Credit Risk

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2015, the Company believes there was no over-concentration of credit risk related to its collateralized securities transactions.

Financial Instruments With Off-Balance Sheet Risk

Securities sold, but not yet purchased represent obligations of the Company to deliver specified securities at the contracted price and, thereby, create a liability to repurchase such securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

14. Transactions With Affiliates

In the ordinary course of business, the Company enters into transactions with the Parent and other affiliates. These transactions include revenue and expenses for underwriting securities, selling affiliated mutual funds, financing costs, royalty fees for the use of the Parent's name, administrative services (processing charges), other overhead charges (costs for shared personnel), occupancy, and general and administrative services (processing and other overhead charges). Costs are allocated from the Parent to the Company based upon a master service agreement.

At December 31, 2015, the Company owned or sold short public securities issued by affiliates as follows:

Securities owned, at fair value	$ 57,803
Securities sold, but not yet purchased, at fair value	48,213

In addition, the Company had borrowed from third parties securities issued by affiliates of $46,301.

15. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of FINRA, the Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $250, which is based on the type of business conducted by the broker-dealer, or 2 percent of aggregate debit balances arising from customer transactions. FINRA may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5 percent of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2015, net capital under the Rule was $741,291 or 3,102 percent of aggregate debit balances and $740,813 in excess of the minimum required net capital.

16. Employee Benefits and Stock-Based Compensation

Employee Retirement Savings Plan

Substantially all of the Company's employees are eligible to participate in the defined contribution retirement savings plan, sponsored by the Parent. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Parent, up to four percent of each employee's eligible annual compensation. The Parent's matching contribution vests immediately and is invested in the same manner as each employee's future contribution elections. The Company reimburses USBNA for the employee retirement savings plan.

Pension Plan

Substantially all of the Company's employees are eligible to participate in the U.S. Bank Pension Plan, a tax qualified noncontributory defined benefit plan sponsored by the Parent. Plan participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. For participants in the plan before 2010 that elected to stay under their existing formula, pension benefits are provided to eligible employees based on years of service, multiplied by a percentage of their final average pay. In addition to the funded qualified pension plan, the Parent maintains a non-qualified plan that is unfunded and provides benefits to certain employees. The Company reimburses USBNA for the pension plan.

Active and Postretirement Welfare Plan

In addition, the Parent provides health care and death benefits to substantially all active employees of the Company. The Parent also provides health care and death benefits to certain former employees who retired prior to January 1, 2014. Employees retiring after December 31, 2013 are not eligible for retiree health care benefits. The Company reimburses USBNA for the active and postretirement welfare plan.

(Dollars in Thousands)

16. Employee Benefits and Stock-Based Compensation (continued)

Stock-Based Compensation

The Company's employees participate in the Parent's stock compensation and long-term incentive cash plans. Stock-based compensation expense is based on the estimated fair value of the award at the date of the grant or modification. The plans provide for grants of options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant, or shares of common stock or stock units that are subject to restriction on transfer prior to vesting. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company reimburses USBNA for stock-based compensation.

17. Income Taxes

At December 31, 2015, the Company did not have any unrecognized tax positions.

The components of the Company's net deferred tax asset as of December 31, 2015, were:

Deferred tax assets:	
Accrued compensation	$ 20,696
Accrued expenses	986
Investment basis differences	257
Gross deferred tax asset	21,939
Deferred tax liabilities:	
Goodwill and intangibles	(11,235)
Fixed Assets	(388)
Accrued pension and retirement benefits	(106)
Other	(54)
Gross deferred tax liability	(11,783)
Net deferred tax asset	$ 10,156

The Company did not recognize a valuation allowance against its deferred income tax assets at the beginning or end of 2015 as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets. In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation

(Dollars in Thousands)

17. Income Taxes (continued)

methods to determine its taxable income. On an ongoing basis, the Company is subject to examinations by federal, state, local and foreign taxing authorities that may give rise to differing interpretations of these complex laws, regulations and methods. Due to the nature of the examination process, it generally takes years before these examinations are completed and matters are resolved. Federal tax examinations for all years ending through December 31, 2010, are completed and resolved. The Parent's consolidated federal income tax returns, for which the Company is included, for the years ended December 31, 2011, 2012, 2013, and 2014, are under examination by the Internal Revenue Service. The years open to examination by state and local government authorities vary by jurisdiction.

18. Subordinated Liabilities

The borrowings under subordination agreements at December 31, 2015, are listed as follows:

Subordinated note, due November 2, 2017	$ 500,000
Total subordinated liabilities	$ 500,000

The subordinated liabilities are with the Parent and are available in computing net capital under the Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The rate of interest for this facility is 1.68 percent per year. It is the Company's intention to renew the subordinated note due on November 2, 2017.

19. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2015. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the financial statements.